Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 BKorn@manatt.com

July 13, 2023 VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Pearlyne Paulemon and Pam Howell Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Offering Statement on Form 1-A Post-qualification Amendment Filed June 26, 2023 File No. 024-11411

Dear All:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated July 7, 2023 (the “Comment Letter”) in connection with the Company’s Post-Qualification Offering Statement on Form 1-A, as submitted with the SEC on June 26, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

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July 13, 2023

Post-Qualification Amendment to Form 1-A filed June 26, 2023

Offering Circular Summary

Interest Rate of Promissory Notes, page 7

1.	Section 6 of the Form of Promissory Note Purchase Agreement states that you are able to adjust the interest rate payable on both new Notes and outstanding Notes held by Investors. But in this section of the offering statement, it is not clear that a change in interest rates will result in a change to the rates of all outstanding Notes. If the Notes are variable rate notes, please clarify this fact in this section and elsewhere in the offering circular and the Form of Promissory Note Purchase Agreement.

The Company has modified the Form of Promissory Note Purchase Agreement and other references in the Offering Circular to make it clear that the interest rate on the Notes are not variable and the rate on a Note will not be changed once issued. To the extent the rate changes, it will only affect Notes sold from and after the effective date of the change. The Company has also added clarifying language to the Offering Statement. See pages 2, 7, 21 and 32.

Section 6 of the Form of Promissory Note Purchase Agreement is now worded as follows:

“6. Interest Rate of Notes. From time to time, Groundfloor Yield may update the interest applicable to the issuance of new Notes. All updates to interest rates will be communicated by Groundfloor Yield through the Mobile App and through the filing of a post-qualification amendment to the Offering Statement with the SEC, which may be obtained from the SEC EDGAR filing website as https://www.sec.gov. Changes to the interest rate applicable to the Notes will only apply to new purchases of Notes and the rate of issued and outstanding Notes will not be modified. Investors may elect to purchase additional Notes bearing the updated interest rate through the Mobile App pursuant to the terms of this Agreement, call their outstanding Notes prior to the applicable Maturity Date as set forth in Section 7 below, or rollover all proceeds of an existing Note on such Note’s applicable Maturity Date as set forth in Section 8 below into such new Notes bearing the updated interest rate.”

Section 8 of the Form of Promissory Note Purchase Agreement is now worded as follows:

“8. Rollovers of Notes. On the applicable Maturity Date of the Notes, You may elect to roll over all payments received by You in respect of the Outstanding Principal Balance (as such term is defined in the Notes) and all accrued interest into a new Note to be issued by the Company to You on such applicable Maturity Date (the “Rollover”). If you wish to elect to rollover such proceeds, You must provide written notice to the Company through the Mobile App no later than on the Maturity Date of the Note. Rollovers are treated as new purchases and must be separately acknowledged and consented by you prior to purchase. Any communication regarding any purchase of Notes, including rollovers, will contain a hyperlink to the current Offering Circular.”

July 13, 2023

2.	Section 6 of the Form of Promissory Note Purchase Agreement also states that updates to interest rates will be communicated by Groundfloor Yield through your Mobile App and through the filing of a supplement or post-qualification amendment to the Offering Statement, but the offering statement indicates that updates to interest rates will be communicated to investors through the Mobile App and the filing of a post-qualification amendment. Please clarify and conform your Form of Promissory Note Purchase Agreement to reflect that interest rate changes will be communicated via the Mobile App and a post-qualification amendment.

The Company has modified Section 6 of the Form of Promissory Note Purchase Agreement to remove the reference to an “offering circular supplement” as the method of notification of updates to the applicable interest rate on the Notes. All changes to interest rates will be filed as post-qualification amendments. See Section 6 above in the Company’s response to Comment No. 1.

3.	Finally, if the Notes are variable rate notes, as noted in both our April 19, 2023 letter (Comment No. 3) and our May 8, 2023 letter (Comment No. 2), Form 1-A requires that issuers specify the price of the securities being offered. This means that the interest rate payable on the note must be calculable by investors or determined by reference to a formula with publicly available inputs (for example, by reference to a benchmark). Your ability to change interest rates for the promissory notes is within your complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method for the promissory notes to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K.

The interest rate on the Notes is not variable nor subject to change. As noted in the response to Comment No. 1 above, Company will not modify the interest rate of any Note once it has been issued. The interest rate of future Notes may be modified by post-qualification amendment and notification to investors via the mobile app.

Groundfloor Yield Auto-Invest Program, page 9

4.	Please revise your disclosure in this Section and throughout the offering circular to state that the notice provided to the investor prior to each scheduled auto-investment will contain, at a minimum, a hyperlink to the then-current offering statement.

The Company has made the requested change. See pp. 9, 22 and 33. All notices provided to investors prior to each scheduled auto-investment will contain, at a minimum, a hyperlink to the then-current offering statement.

5.	Please clarify for investors (i) how the GFY AIP works if at any point you do not have space under Rule 251’s $75 million offering cap to continue to offer and sell promissory notes to participants in the AIP; (ii) that no investment will occur if an investor does not respond to the notice provided

July 13, 2023

in advance of the scheduled auto-investment; and (iii) the effect of a failure by an investor to respond in connection with one scheduled auto- investment on future scheduled auto-investment opportunities. Please make similar disclosures in the Form of Note Purchase Agreement.

The Company has added disclosure to the offering circular and Form of Note Purchase Agreement to make it clear to investors that (i) if at any point space is not available under Rule 251’s $75 million offering cap, no further investments under the AIP will be made, (ii) no investment will occur if an investor does not respond to the notice provide in advance of the scheduled auto-investment; and (iii) the effect of a failure to invest in a scheduled auto-investment will not affect their ability to invest in future auto-investments unless the investor modifies or cancels their auto-invest feature. See pages 9, 22 and 33.

6.	Please revise the disclosure on page 9 and elsewhere that suggests that each Promissory Note will have a put right in light of the disclosure on page 7 stating that “no Promissory Notes other than Promissory Notes with a term of thirty six (36) months shall have a put right or be redeemable by an Investor prior to the stated maturity date.”

The Company has made the requested change. See p. 9.

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We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely, /s/ Brian S. Korn Brian S. Korn

cc:	Groundfloor Yield LLC Nick Bhargava